Exhibit 99.1

Golden Star Publishes 2019 Corporate Responsibility Report with Enhanced Disclosures

TORONTO, Sept. 15, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has published its 2019 Corporate Responsibility Report with enhanced disclosure including SASB Metals and Mining standards, Mining Local Procurement Reporting Mechanism, and Investor Mining and Tailings Safety Initiative disclosures. The full report and an ESG investor presentation are available on the Company's website at: http://www.gsr.com/responsibility/default.aspx.

2019 CORPORATE RESPONSIBILITY REPORT HIGHLIGHTS:

  New disclosure standards have been adopted as part of the 2019 Corporate Responsibility Report, reflecting Golden Star's commitment to improved Environmental, Social and Governance ("ESG") disclosure. These include:
    Sustainability Accounting Standards Board ("SASB") Metals and Mining Sustainability Accounting Standards
    Mining Local Procurement Reporting Mechanism ("Mining LPRM")
    Investor Mining and Tailings Safety Initiative ("IMTSI")
    World Gold Council Conflict Free Gold Standard
    World Gold Council Responsible Gold Mining Principles ("RGMPs") commitment made in 2020.
  Additional disclosures complement existing disclosures to the United Nations Global Compact and Global Reporting Initiative ("GRI") standards.
  In 2019, Golden Star achieved 100% compliance with water, air, noise and vibration requirements.
  Golden Star continues to invest in its alternative livelihood programs which help to minimize illegal mining activities and create sustainable industries that can endure beyond the life of our mining activities. Our flagship ESG project, Golden Star Oil Palm Plantation ("GSOPP"), delivered record crop yields across plantations in 10 communities to directly support the livelihoods of over 2,000 people. This initiative has been developed on subsistence farms and rehabilitated mining areas to establish an alternative land use, while ensuring that there is no deforestation.
  In 2020, Golden Star launched its Policy on Inclusion and Diversity. The Company is pleased to report that in 2019 some 99% of the workforce in Ghana were Ghanaian nationals, of which 54% of the workforce and contractors hail from the local host communities. In line with our target of increasing the percentage of our workforce that is female to 20% by 2025, we saw an increase to 7% in 2019, from 5.5% in 2018.

Andrew Wray, Chief Executive Officer of Golden Star, commented:

"I am pleased that our 2019 Corporate Responsibility Report significantly enhances our disclosure on key environmental, social and governance performance through the inclusion of new reporting standards. While we need to achieve financial success as a business, how we achieve that success is equally important to us. I would encourage all stakeholders to review the full report or summary presentation on our website in order to better understand the positive impact we are having on our host nation and communities and the measures we have put in place to continue to comply with environmental and governance requirements. During the remainder of 2020 we will conclude our gap analysis against the Responsible Gold Mining Principles and will commence a three year program of activities towards adoption of the recommendations of the task force on climate related financial disclosures ("TCFDs").

Enhancing and retaining the value of our presence for host communities is a key focus for our business. In 2019, 84% of our goods and services value and 99% of the work force was provided by Ghanaian companies and personnel, respectively. We believe that this is industry leading performance, enabled by our local content, local procurement and sustainability initiatives and there is no doubt that these programs assisted us in maintaining a high level of business continuity throughout the COVID-19 pandemic. As we look to diversify our business across new geographies these initiatives provide a roadmap for ongoing sustainability in new jurisdictions.

We are at the early stages of improving gender diversity within our business, working towards achieving a  target of 20% in 2025. In 2019, we were able to increase the number of women in the business to 7% and we remain focused on continuing this growth trend."

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines. Gold production guidance for 2020 is 195,000-205,000 ounces at a cash operating cost per ounce (please refer to the Non-GAAP Financial Measures disclaimer) of US$810-US$850. Since winning the PDAC 2018 Environmental and Social Responsibility Award, Golden Star has remained committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws. Forward looking statements and information include but are not limited to, statements and information regarding: gold production, cash operating costs and guidance for 2020 on a consolidated basis; and the Company's achievement of the 2020 consolidated guidance. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause actual facts to differ materially. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019, the three months ended June 30, 2020 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this Press Release, we use the term "cash operating cost per ounce".
"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019 and the three months ended June 30, 2020, which are available at www.sedar.com.

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SOURCE Golden Star Resources Ltd.

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%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:30e 15-SEP-20